03031016

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A
(Amendment No. 1)

SEC MAIL PROCESSING RECEIVED SEP 5 2003 WASH, D.C. 165 SECTION

PROCESSED SEP 08 2003 THOMSON FINANCIAL

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended November 30, 2001

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from __________ to __________

Commission File Number: 1-10226

A. Full title of plan and the address of plan, if different from that of the issuer named below:

The Rowe Companies/Rowe Furniture Division Thrift Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Rowe Companies
1650 Tysons Blvd.
Suite 710
McLean, Virginia 22102

CRGH

The purpose of this Amendment No. 1 on Form 11-K/A is to include the financial statements of The Rowe Companies/Rowe Furniture Division Thrift Plan (the "Plan") for the plan years ended November 30, 1994-2000. The financial statements for the plan year ended November 30, 2001 are also included. Prior to May 1, 2001, the Plan was known as The Rowe Furniture Corporation Merged Thrift and Employee Stock Ownership Plan.

Table of Contents

Financial Statements as of and for the Plan years ended November 30, 1995 and 1994:

BDO

BDO Seidman, LLP
Accountants and Consultants

Piedmont Triad Office
4035 Premier Drive, Suite 300
High Point, North Carolina 27265-8143
Telephone: (336) 883-0181
Fax: (336) 841-8764

Independent Auditors' Report

The Rowe Companies/Rowe Furniture Division
Thrift Plan
Elliston, Virginia

We have audited the accompanying statements of net assets available for benefits of The Rowe Companies/Rowe Furniture Division Thrift Plan as of November 30, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years ended November 30, 2001, 2000, and 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2001 and 2000, and the changes in net assets available for benefits for the years ended November 30, 2001, 2000, and 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at November 30, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

July 16, 2002

The Rowe Companies/
Rowe Furniture Division
Thrift Plan

Statements of Net Assets Available for Benefits

November 30,	**2001**	2000
Assets		
Investments, at fair value (Note 3):		
Common and collective trust funds	**$ 6,973,337**	$ 7,097,925
Registered investment companies	**3,872,430**	4,485,789
Common stock – The Rowe Companies	**280,842**	865,541
Money market funds	**-**	21,095
Total investments	**11,126,609**	12,470,350
Net assets available for benefits	**$ 11,126,609**	$ 12,470,350

See accompanying notes to financial statements.

The Rowe Companies/ Rowe Furniture Division Thrift Plan

Statements of Changes in Net Assets Available for Benefits

Year ended November 30,	**2001**	2000	1999
Income from investments:			
Interest	**$ 434**	$ 1,231	$ 836
Dividends	**8,753**	18,077	17,520
Net (depreciation) appreciation in fair value of investments (Note 3)	**(95,652)**	(1,064,210)	828,320
Total (loss) income from investments	**(86,465)**	(1,044,902)	846,676
Contributions:			
Employer	**307,502**	332,212	329,818
Employees	**603,650**	664,425	659,935
Total contributions	**911,152**	996,637	989,753
Benefit payments	**(1,711,456)**	(1,848,905)	(2,470,591)
Transfer of assets to The Rowe Companies Employee Stock Ownership Plan (Note 1)	**(416,654)**	-	-
Administrative expenses	**(40,318)**	(50,078)	(45,371)
Net decrease in net assets available for benefits	**(1,343,741)**	(1,947,248)	(679,533)
Net assets available for benefits, beginning of year	**12,470,350**	14,417,598	15,097,131
Net assets available for benefits, end of year	**$ 11,126,609**	$ 12,470,350	$ 14,417,598

See accompanying notes to financial statements.

1. Description of Plan

The following description of The Rowe Companies/Rowe Furniture Division Thrift Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the plan provisions.

General – The Plan is a defined contribution plan covering full-time non-salaried and non-clerical employees of Rowe Furniture Corporation (the "Company") who have completed at least six months of service and are at least 21 years of age. Employees who have met the length of service requirement and who elect to participate in the Plan may do so on March 1, June 1, September 1, or December 1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective May 1, 2001, the Rowe Furniture Corporation Merged Thrift and Employee Stock Ownership Plan ("Predecessor Plan") spun off its employee stock ownership portion of the Plan to create The Rowe Companies Employee Stock Ownership Plan ("Stock Ownership Plan") and changed the Plan name to The Rowe Companies/Rowe Furniture Division Thrift Plan. The Predecessor Plan transferred $416,654 in assets to the Stock Ownership Plan during the year ended November 30, 2001.

Contributions – Each year, participants of the Plan may contribute through payroll deductions in increments of $5 to $50 each pay period. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company will make matching contributions at the discretion of management up to 50% of the participants' contributions. The matching contribution percentage applicable for the Plan year will be determined and announced prior to the beginning of each Plan year. In addition, at the discretion of management and provided sufficient profits are available, the employer may make a supplemental contribution to the Plan. Contributions are subject to certain limitations as defined in the Plan. No supplemental contributions were made during the years ending November 30, 2001, 2000, and 1999.

1. Description of Plan (Concluded)

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options offered through the Plan. Participants may change their investment options at any time.

Participant Accounts – Each participant's account is credited with the participant's contribution and allocations of the Company's contribution, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting – All amounts credited to a participant's accounts are immediately 100% vested and nonforfeitable.

Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installment payments specified in the Plan. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Reclassifications – Certain prior year financial information has been reclassified for comparative purposes.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United Statements of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

2. Summary of Significant Accounting Policies (Concluded)

Investment Valuation and Income Recognition – The Plan's investments are stated at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

Participant Loans – Participant loans are not permitted under the Plan.

3. Investments

Under the terms of a trustee agreement with Putnam Fiduciary Trust Company (the trustee) for the period from September 4, 2001 to November 30, 2001 and First Union National Bank (the trustee) for the period December 1, 2000 to September 3, 2001 and the years ended November 30, 2000 and 1999, the trustee manages the funds on behalf of the Plan. The trustee is required to invest and reinvest in the funds solely in accordance with instructions of the participants.

The Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

November 30,	**2001**	2000	1999
Common stock – The Rowe Companies	**$ (256,710)**	$ (1,495,532)	$ (153,625)
Shares of investment in collective trusts	**398,195**	441,683	402,180
Shares of registered investment companies	**(237,137)**	(10,361)	579,765
	$ (95,652)	$ (1,064,210)	$ 828,320

3. Investments (Concluded)

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

November 30,	**2001**	2000
Putnam Stable Value Fund	**$ 6,973,336**	$ -
Putnam Research Fund	**1,990,488**	-
George Putnam Fund of Boston	**1,688,572**	-
First Union Stable Portfolio Group Trust	-	7,097,925
Vanguard Index 500 Fund	-	2,570,262
Vanguard Wellington Fund	-	1,716,808
Common Stock – The Rowe Companies	-	865,541

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, and each member will be entitled to his proportionate share of the assets available for benefits as of termination date.

5. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 6, 1996 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. Party-In-Interest Transactions

Certain Plan investments were managed by Putnam Fiduciary Trust Company for the period from September 4, 2001 to November 30, 2001 and First Union National Bank for the period December 1, 2000 to September 3, 2001 and the years ended November 30, 2000 and 1999. Putnam Fiduciary Trust Company and First Union National Bank, are trustees as defined by the Plan and therefore, these transactions qualify as party-in-interest.

Certain Plan investments are shares of the Company's common stock. These transactions qualify as a party-in-interest.

The Rowe Companies/
Rowe Furniture Division
Thrift Plan
EIN: 54-0458563
Plan Number: 003
Schedule of Assets Held for Investment Purposes

November 30, 2001

(a)	*(b)* *Identity of Issuer*	*(c)* *Description of Investment*	*(d)* *Cost*	*(e)* *Current Value*
*	Putnam Stable Value Fund	6,973,336 units	a	$ 6,973,336
*	Putnam Research Fund	153,706 units	a	1,990,488
*	George Putnam Fund of Boston	101,905 units	a	1,688,572
*	Common Stock – The Rowe Companies	216,033 shares	a	280,842
*	Putnam American Government Income Fund	6,865 units	a	60,759
*	Putnam Capital Opportunities Fund	5,068 units	a	48,402
*	Putnam Equity Income Fund	2,707 units	a	39,573
*	Putnam International Growth Fund	1,111 units	a	21,598
*	Putnam Growth Opportunities	1,057 units	a	15,886
*	Putnam Asset Allocation – Growth	440 units	a	4,256
*	Putnam Asset Allocation – Balanced	275 units	a	2,701
*	Putnam Asset Allocation – Conservative	22 units	a	196
				$ 11,126,609

** Party-in-interest.*

a - The cost of participant-directed investments is not required to be disclosed.

BDO

BDO Seidman, LLP
Accountants and Consultants

Piedmont Triad Office
4035 Premier Drive, Suite 300
High Point, North Carolina 27265-8143
Telephone: (336) 883-0181
Fax: (336) 841-8764

Independent Auditors' Report

Rowe Furniture Corporation
Merged Thrift and
Employee Stock Ownership Plan
Elliston, Virginia

We have audited the accompanying statements of net assets available for benefits of the Rowe Furniture Corporation Merged Thrift and Employee Stock Ownership Plan as of November 30, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years ended November 30, 2000, 1999, and 1998. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 2000 and 1999, and the changes in net assets available for benefits for the years ended November 30, 2000, 1999, and 1998 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at November 30, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

June 11, 2003

Rowe Furniture Corporation
Merged Thrift and
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

November 30,	**2000**	1999
Assets		
Investments, at fair value (Notes 2 and 3):		
Money Market Fund	**$ 20,989**	$ 15,790
Common Stock	**865,541**	2,055,124
Stable Funds	**7,097,925**	7,480,205
Balanced Funds	**1,784,365**	1,835,766
Large Capitalization Funds	**2,570,262**	2,978,349
Foreign & Global Equity Funds	**24,978**	876
Small/Mid Capitalization Funds	**106,184**	51,409
Total investments	**12,470,244**	14,417,519
Investment income receivable	**106**	79
Net assets available for benefits	**$ 12,470,350**	$ 14,417,598

See accompanying notes to financial statements.

Rowe Furniture Corporation
Merged Thrift and
Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

Year ended November 30,	**2000**	1999	1998
Income (loss) from investments			
Interest	**$ 1,231**	$ 836	$ 591
Dividends (Note 3)	**18,077**	17,520	848,854
Realized (loss) gain from disposition of investments	**(22,157)**	129,209	374,774
Net unrealized (depreciation) appreciation in fair value of investments (Note 3)	**(1,042,053)**	699,111	854,340
Total income (loss) from investments	**(1,044,902)**	846,676	2,078,559
Contributions:			
Employer	**332,212**	329,818	340,735
Employees	**664,425**	659,935	681,470
Total contributions	**996,637**	989,753	1,022,205
Benefit payments	**(1,848,905)**	(2,470,591)	(1,539,456)
Administrative expenses	**(50,078)**	(45,371)	(78,972)
Net (decrease) increase in net assets available for benefits	**(1,947,248)**	(679,533)	1,482,336
Net assets available for benefits, beginning of year	**14,417,598**	15,097,131	13,614,795
Net assets available for benefits, end of year	**$ 12,470,350**	$ 14,417,598	$ 15,097,131

See accompanying notes to financial statements.

1. Description of Plan

The following description of the Rowe Furniture Corporation Merged Thrift and Employee Stock Ownership Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the plan provisions.

General – The Plan, which was established effective December 1, 1986 and amended and restated December 1, 1989, is a defined contribution plan covering non-salaried and non-clerical full-time employees of certain subsidiaries of The Rowe Companies (the "Company") who have completed at least six months of service. Employees who have met the length of service requirement and who elect to participate in the Plan may do so on June 1 or December 1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions – Each year, participants of the Plan may contribute through payroll deductions in increments of $5 to $50 each pay period. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company will make matching contributions at the discretion of management up to 50% of the participants' contributions. The matching contribution percentage applicable for the Plan year will be determined and announced prior to the beginning of each Plan year. In addition, at the discretion of management and provided sufficient profits are available, the employer may make a supplemental contribution to the Plan. Contributions are subject to certain limitations.

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options offered through the Plan. Participants may change their investment options at any time.

1. Description of Plan (Concluded)

Participant Accounts – Each participant's account is credited with the participant's contribution and allocations of the Company's contribution, Plan earnings, and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting – All amounts credited to a participant's account are immediately 100% vested and nonforfeitable.

Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or periodic payments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan's investments are stated at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

Participant Loans – Participant loans are not permitted under the Plan.

3. Investments

Under the terms of a trustee agreement with First Union National Bank (the Trustee), the Trustee manages the funds on behalf of the Plan. The Trustee is required to invest and reinvest in the funds solely in accordance with instructions of the participants.

The Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

November 30,	**2000**	1999	1998
Common stock – The Rowe Companies	**$(1,409,792)**	$(158,276)	$ 415,938
Shares of investment in collective trusts	**401,597**	350,422	240,754
Shares of registered investment companies	**(33,858)**	506,965	197,648
	$(1,042,053)	$ 699,111	$ 854,340

Beginning in June 1998, the Trustee began reporting dividends on mutual funds as part of appreciation (depreciation) of investments.

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

November 30,	**2000**	1999
Stable Port. Group Trust	**$ 7,097,925**	$ 7,480,205
Vanguard Index 500	**2,570,262**	2,978,349
Common Stock – The Rowe Companies	**865,541**	2,055,124
Vanguard Wellington	**1,716,808**	1,757,588
	$12,250,536	$14,271,266

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, each member will be entitled to their account balance as of termination date.

5. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 6, 1996 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. Party-In-Interest Transactions

Certain plan investments are managed by First Union National Bank. First Union National Bank is the Trustee as defined by the Plan, and therefore, those transactions qualify as party in interest.

Certain Plan investments are shares of the Company's common stock. These transactions qualify as a party in interest.

Rowe Furniture Corporation
Merged Thrift and
Employee Stock Ownership Plan
EIN: 54-0458563
Plan Number: 003

Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Money Market Fund			
*	First Union National Bank Evergreen Treasury Money Market Fund	20,989 units	$ -	$ 20,989
	Common Stock			
*	The Rowe Companies	276,416 shares	-	865,541
	Collective Trusts			
*	Stable Portfolio Group Trust	123,521 units	-	7,097,925
	Mutual Funds			
	Vanguard Wellington	41,018 units	-	1,716,808
	Vanguard Windsor	731 units	-	28,827
	Vanguard Index 500	19,829 units	-	2,570,262
	Templeton Foreign	1,593 units	-	24,978
*	First Union National Bank Evergreen Growth & Income	1,768 units	-	59,711
	Fidelity Low Price Stock	935 units	-	38,730
	Putnam Ast. Alloc. Con. – Bal. – Gro.	3,036 units	-	46,473
			$ -	$ 12,470,244

* *Indicates party-in-interest to the Plan as defined by ERISA.*
(d) - The cost of participant-directed investments is not required to be disclosed.

BDO

BDO Seidman, LLP
Accountants and Consultants

Piedmont Triad Office
4035 Premier Drive, Suite 300
High Point, North Carolina 27265-8143
Telephone: (336) 883-0181
Fax: (336) 841-8764

Independent Auditors' Report

Rowe Furniture Corporation
Merged Thrift and
Employee Stock Ownership Plan
Elliston, Virginia

We have audited the accompanying statements of net assets available for benefits of the Rowe Furniture Corporation Merged Thrift and Employee Stock Ownership Plan as of November 30, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years ended November 30, 1999, 1998, and 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 1999 and 1998, and the changes in net assets available for benefits for the years ended November 30, 1999, 1998, and 1997 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions at November 30, 1999 and for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

June 11, 2003

Rowe Furniture Corporation
Merged Thrift and
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

November 30,	**1999**	1998
Assets		
Investments, at fair value (Notes 2 and 3):		
Money Market Fund	**$ 15,790**	$ 10,331
Common Stock	**2,055,124**	2,395,525
Stable Funds	**7,480,205**	7,798,137
Balanced Funds	**1,835,766**	2,106,109
Large Capitalization Funds	**2,978,349**	2,720,044
Foreign & Global Equity Funds	**876**	2,889
Small/Mid Capitalization Funds	**51,409**	64,057
Total investments	**14,417,519**	15,097,092
Investment income receivable	**79**	39
Net assets available for benefits	**$ 14,417,598**	$ 15,097,131

See accompanying notes to financial statements.

Rowe Furniture Corporation
Merged Thrift and
Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

Year ended November 30,	**1999**	1998	1997
Income from investments			
Interest	$ **836**	$ 591	$ 317
Dividends (Note 3)	**17,520**	848,854	678,157
Realized gain from disposition of investments	**129,209**	374,774	17,328
Net unrealized appreciation in fair value of investments (Note 3)	**699,111**	854,340	360,834
Total income from investments	**846,676**	2,078,559	1,056,636
Contributions:			
Employer	**329,818**	340,735	223,900
Employees	**659,935**	681,470	532,715
Total contributions	**989,753**	1,022,205	756,615
Benefit payments	**(2,470,591)**	(1,539,456)	(1,208,534)
Administrative expenses	**(45,371)**	(78,972)	(86,003)
Net (decrease) increase in net assets available for benefits	**(679,533)**	1,482,336	518,714
Net assets available for benefits, beginning of year	**15,097,131**	13,614,795	13,096,081
Net assets available for benefits, end of year	**$ 14,417,598**	$ 15,097,131	$ 13,614,795

See accompanying notes to financial statements.

1. Description of Plan

The following description of the Rowe Furniture Corporation Merged Thrift and Employee Stock Ownership Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the plan provisions.

General – The Plan, which was established effective December 1, 1986 and amended and restated December 1, 1989, is a defined contribution plan covering non-salaried and non-clerical full-time employees of certain subsidiaries of The Rowe Companies (the "Company") who have completed at least six months of service. Employees who have met the length of service requirement and who elect to participate in the Plan may do so on June 1 or December 1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions – Participants of the Plan may contribute through payroll deductions in increments of $5.00 up to $50.00 each pay period. The Company will make matching contributions at the discretion of management of up to 50% of the participants' contributions. The matching contribution percentage applicable for the Plan year will be determined and announced prior to the beginning of each Plan year. In addition, at the discretion of management and providing sufficient profits are available, the employer may make a supplemental contribution to the Plan. Contributions are subject to certain limitations.

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options offered through the Plan. Participants may change their investment options at any time.

Participant Accounts – Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.

Vesting – All amounts credited to a participant's account are immediately 100% vested and nonforfeitable.

1. Description of Plan (Concluded)

Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or periodic payments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan's investments are stated at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

Participant Loans – Participant loans are not permitted under the Plan.

3. Investments

Under the terms of a trustee agreement with First Union National Bank (the Trustee) for the years ended November 30, 1999 and 1998 and Signet Trust Company (the Trustee) for the year ended November 30, 1997, the Trustee manages the funds on behalf of the Plan. The Trustee is required to invest and reinvest in the funds solely in accordance with instructions of the participants.

3 Investments (Continued)

The Plan's investments (including investments purchased, sold as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

November 30,	**1999**	1998	1997
Common Stock – The Rowe Companies	**$ (158,276)**	$ 415,938	$ (241,758)
Share of investment in collective trusts	**350,422**	240,754	-
Shares of registered investment companies	**506,965**	197,648	602,592
	$ 699,111	$ 854,340	$ 360,834

Beginning in June 1998, the Trustee began reporting dividends on mutual funds as part of appreciation (depreciation) of investments.

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

November 30,	**1999**	1998
Stable Port. Group Trust	**$ 7,480,205**	$ 7,798,137
Vanguard Index 500	**2,978,349**	2,720,044
Common Stock – The Rowe Companies	**2,055,124**	2,395,525
Vanguard Wellington	**1,757,588**	2,058,868
	$ 14,271,266	$ 14,972,574

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be entitled to their account balance as of termination date.

5. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 6, 1996 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. Party-In-Interest

Certain plan investments were managed by First Union National Bank for the year ended November 30, 1999 and 1998 and with Signet Trust Company for the year ended November 30, 1997. First Union National Bank and Signet Trust Company are Trustees as defined by the Plan, and therefore, those transactions qualify as party-in-interest.

Certain plan investments are shares of the Company's common stock. These transactions qualify as party-in-interest.

Rowe Furniture Corporation
Merged Thrift and
Employee Stock Ownership Plan
EIN: 54-0458563
Plan Number: 003
Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Money Market Fund			
*	Evergreen Treasury Money Market Fund	15,790 units	$ 15,790	$ 15,790
	Common Stock			
*	The Rowe Companies	208,902 shares	2,156,168	2,055,124
	Collective Funds			
*	Stable Portfolio Group Trust	138,558 units	6,930,038	7,480,205
	Mutual Funds			
	Vanguard Wellington	44,707 units	1,669,349	1,757,588
	Vanguard Windsor	2,106 units	84,610	78,178
	Vanguard Index 500	21,929 units	2,381,815	2,978,349
	Templeton Foreign	55 units	775	876
*	Evergreen Growth & Income	1,434 units	47,985	49,533
	Fidelity Low Price Stock	42 units	1,463	1,512
	Putnam Ast. Alloc. Con. – Bal. – Gro.	24 units	309	364
			$ 13,288,302	$ 14,417,519

* *Indicates party-in-interest to the Plan as defined by ERISA.*

Rowe Furniture Corporation
Merged Thrift and
Employee Stock Ownership Plan
EIN: 54-0458563
Plan Number: 003
Schedule of Reportable Transactions
Year Ended November 30, 1999

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain
Category (iii) – series of transactions in excess of 5 percent of Plan assets.						
* First Union National Bank	Stable Portfolio Group Trust	$ -	$ 1,938,368	$ 1,886,610	$ 1,938,368	$ 51,758
* First Union National Bank	Stable Portfolio Group Trust	1,218,257	-	1,218,257	1,218,257	-

** Indicates party-in-interest to the Plan as defined by ERISA.*
There were no category (i), (ii) or (iv) reportable transactions.

BDO

BDO Seidman, LLP
Accountants and Consultants

Piedmont Triad Office
4035 Premier Drive, Suite 300
High Point, North Carolina 27265-8143
Telephone: (336) 883-0181
Fax: (336) 841-8764

Independent Auditors' Report

Rowe Furniture Corporation
Merged Thrift and
Employee Stock Ownership Plan
Elliston, Virginia

We have audited the accompanying statements of net assets available for benefits of the Rowe Furniture Corporation Merged Thrift and Employee Stock Ownership Plan as of November 30, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years ended November 30, 1998, 1997, and 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 1998 and 1997, and the changes in net assets available for benefits for the years ended November 30, 1998, 1997 and 1996 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions at November 30, 1998 and for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 11, 2003

BDO Seidman, LLP

Rowe Furniture Corporation
Merged Thrift and
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

November 30,	**1998**	1997
Assets		
Cash	**$ -**	$ 3,183
Investments, at fair value (Notes 2 and 3):		
Money Market Fund	**10,331**	10,162
Common Stock	**2,395,525**	894,440
Unitized Investment Fund	**-**	715,933
Stable Funds	**7,798,137**	7,922,552
Balanced Funds	**2,106,109**	1,614,336
Large Capitalization Funds	**2,720,044**	2,411,839
Foreign & Global Equity Funds	**2,889**	-
Small/Mid Capitalization Funds	**64,057**	-
Total investments	**15,097,092**	13,569,262
Investment income receivable	**39**	42,350
Net assets available for benefits	**$ 15,097,131**	$ 13,614,795

See accompanying notes to financial statements.

Rowe Furniture Corporation
Merged Thrift and
Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

Year ended November 30,	**1998**	1997	1996
Income from investments			
Interest	**$ 591**	$ 317	$ 211
Dividends (Note 3)	**848,854**	678,157	613,081
Realized gain from disposition of investments	**374,774**	17,328	57,142
Net unrealized appreciation in fair value of investments (Note 3)	**854,340**	360,834	1,232,748
Total income from investments	**2,078,559**	1,056,636	1,903,182
Contributions:			
Employer	**340,735**	223,900	211,778
Employees	**681,470**	532,715	423,555
Total contributions	**1,022,205**	756,615	635,333
Benefit payments	**(1,539,456)**	(1,208,534)	(1,462,908)
Administrative expenses	**(78,972)**	(86,003)	(103,247)
Net increase in net assets available for benefits	**1,482,336**	518,714	972,360
Net assets available for benefits, beginning of year	**13,614,795**	13,096,081	12,123,721
Net assets available for benefits, end of year	**$ 15,097,131**	$ 13,614,795	$ 13,096,081

See accompanying notes to financial statements.

1. Description of Plan

The following description of the Rowe Furniture Corporation Merged Thrift and Employee Stock Ownership Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the plan provisions.

General – The Plan, which was established effective December 1, 1986 and amended and restated December 1, 1989, is a defined contribution plan covering non-salaried and non-clerical full-time employees of certain subsidiaries of The Rowe Companies (Company) who have completed at least six months of service. Employees who have met the length of service requirement and who elect to participate in the Plan may do so on June 1 or December 1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions – Participants of the Plan may contribute through payroll deductions in increments of $5.00 up to $50.00 each pay period. The Company will make matching contributions at the discretion of management of up to 50% of the participants' contributions. The matching contribution percentage applicable for the Plan year will be determined and announced prior to the beginning of each Plan year. In addition, at the discretion of management and providing sufficient profits are available, the employer may make a supplemental contribution to the Plan. Contributions are subject to certain limitations.

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options offered through the Plan. Participants may change their investment options at any time.

Participant Accounts – Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.

1. Description of Plan (Concluded)

Vesting – All amounts credited to a participant's account are immediately 100% vested and nonforfeitable.

Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or periodic payments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan's investments are stated at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

Participant Loans – Participant loans are not permitted under the Plan.

3. Investments

Under the terms of a trustee agreement with First Union National Bank (the trustee) for the year ended November 30, 1998 and Signet Trust Company (the trustee) for the years ended November 30, 1997 and 1996, the trustee manages the funds on behalf of the Plan. The trustee is required to invest and reinvest in the funds solely in accordance with instructions of the participants.

The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

November 30,	**1998**	1997	1996
Shares of investment in collective trusts	**$ 240,754**	$ -	$ -
Common stock – The Rowe Companies	**415,938**	(241,758)	711,176
Shares of registered investment companies	**197,648**	602,592	521,572
	$ 854,340	$ 360,834	$1,232,748

Beginning in June 1998, the Trustee began reporting dividends on mutual funds as part of appreciation (depreciation) of investments.

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

November 30,	**1998**	1997
The Rowe Companies Common Stock	**$ 2,395,525**	$ 1,610,373
Stable Portfolio Group Trust	**7,798,137**	7,922,551
Vanguard Wellington	**2,058,868**	1,614,336
Vanguard Index 500	**2,720,044**	2,375,596
	$14,972,574	$13,522,856

4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be entitled to their account balance as of termination date.

5. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 6, 1996 that the Plan, as amended is, designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6. Party-In-Interest Transactions

Certain plan investments are managed by First Union National Bank for the year ended November 30, 1998 and Signet Trust Company for the year ended November 30, 1997 and 1996. First Union National Bank and Signet Trust Company are Trustees as defined by the Plan, and therefore, those transactions qualify as party-in-interest.

Certain Plan investments are shares of the Company's common stock. These transactions qualify as a party-in-interest.

Rowe Furniture Corporation
Merged Thrift and
Employee Stock Ownership Plan
EIN: 54-0458563
Plan Number: 003
Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Money Market Fund			
*	Evergreen Treasury Money Market Fund	10,331 units	$ 10,331	$ 10,331
	Corporate Stock			
*	The Rowe Companies	226,174 shares	1,150,178	2,395,525
	Collective Funds			
*	Stable Portfolio Group Trust	152,279 units	7,557,383	7,798,137
	Mutual Funds			
	Vanguard Wellington	53,973 units	2,001,440	2,058,868
	Vanguard Windsor	1,250 units	48,843	47,241
	Vanguard Index 500	24,083 units	2,575,264	2,720,044
*	Evergreen Growth & Income	1,690 units	56,681	53,300
	Putnam Ast. Alloc. Con. – Bal. – Gro.	618 units	7,526	7,795
	Templeton Foreign	227 units	2,796	2,889
	Fidelity Low Price Stock	86 units	2,902	2,962
			$ 13,413,344	$ 15,097,092

** Indicates party-in-interest to the Plan as defined by ERISA.*

Rowe Furniture Corporation
Merged Thrift and
Employee Stock Ownership Plan
EIN: 54-0458563
Plan Number: 003
Schedule of Reportable Transactions
Year Ended November 30, 1998

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain
Category (iii) – series of transactions in excess of 5 percent of Plan assets.						
* First Union National Bank	Stable Portfolio Group Trust	$ -	$ 8,453,140	$ 8,453,140	$ 8,453,140	$ -
* First Union National Bank	Stable Portfolio Group Trust II	8,216,339	-	8,216,339	8,216,339	-
First Union National Bank	Vanguard/Wellington FD Inc.	-	1,854,341	1,809,926	1,854,341	44,415
First Union National Bank	Vanguard Index 500 Portfolio	-	2,876,464	2,549,404	2,876,464	327,060

** Indicates party-in-interest to the Plan as defined by ERISA.*
There were no category (i), (ii) or (iv) reportable transactions.

BDO

BDO Seidman, LLP
Accountants and Consultants

Piedmont Triad Office
4035 Premier Drive, Suite 300
High Point, North Carolina 27265-8143
Telephone: (336) 883-0181
Fax: (336) 841-8764

Independent Auditors' Report

Rowe Furniture Corporation
Merged Thrift and
Employee Stock Ownership Plan
Elliston, Virginia

We have audited the accompanying statements of net assets available for benefits of the Rowe Furniture Corporation Merged Thrift and Employee Stock Ownership Plan as of November 30, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years ended November 30, 1997, 1996, and 1995. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 1997 and 1996, and the changes in net assets available for benefits for the years ended November 30, 1997, 1996 and 1995 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions at November 30, 1997 and for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

June 11, 2003

Rowe Furniture Corporation
Merged Thrift and
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

November 30,	**1997**	1996
Assets		
Cash	**$ 3,183**	$ -
Investments, at fair value (Notes 2 and 3):		
Money Market Funds	**7,932,714**	7,948,721
Common Stock	**894,440**	1,106,816
Mutual Funds	**4,026,175**	3,175,276
Unitized Investment Fund	**715,933**	823,886
Total investments	**13,569,262**	13,054,699
Investment income receivable	**42,350**	41,382
Net assets available for benefits	**$ 13,614,795**	$ 13,096,081

See accompanying notes to financial statements.

Rowe Furniture Corporation Merged Thrift and Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

Year ended November 30,	**1997**	1996	1995
Income (loss) from investments			
Interest	**$ 317**	$ 211	$ 1,093
Dividends	**678,157**	613,081	643,066
Realized gain (loss) from disposition of investments	**17,328**	57,142	(205,460)
Net unrealized appreciation in fair value of investments (Note 3)	**360,834**	1,232,748	505,542
Total income from investments	**1,056,636**	1,903,182	944,241
Contributions			
Employer	**223,900**	211,778	193,277
Employees	**532,715**	423,555	386,555
Total contributions	**756,615**	635,333	579,832
Benefit payments	**(1,208,534)**	(1,462,908)	(1,478,307)
Administrative expenses	**(86,003)**	(103,247)	(102,212)
Net increase (decrease) in net assets available for benefits	**518,714**	972,360	(56,446)
Net assets available for benefits, beginning of year	**13,096,081**	12,123,721	12,180,167
Net assets available for benefits, end of year	**$13,614,795**	$13,096,081	$12,123,721

See accompanying notes to financial statements.

1. Description of Plan

The following brief description of the Rowe Furniture Corporation Merged Thrift and Employee Stock Ownership Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General – The Plan, which was established effective December 1, 1986 and amended and restated December 1, 1989, is a defined contribution plan covering non-salaried and non-clerical full-time employees of Rowe Furniture Corporation and certain subsidiaries (Company) who have completed at least six months of service. Employees who have met the length of service requirement and who elect to participate in the Plan may do so on June 1 or December 1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions – Participants of the Plan may contribute through payroll deductions in increments of $5.00 up to $50.00 each pay period. The Company will make matching contributions at the discretion of management of up to 50% of the participants' contributions. The matching contribution percentage applicable for the Plan year will be determined and announced prior to the beginning of each Plan year. In addition, at the discretion of management and providing sufficient profits are available, the employer may make a supplemental contribution to the Plan. Contributions are subject to certain limitations.

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options offered through the Plan. Participants may change their investment options at any time.

Participant Accounts – Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.

1. Description of Plan (Continued)

Vesting – All amounts credited to a participant's account are 100% vested and nonforfeitable at all times.

Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or periodic payments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan's investments are stated at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

Participant Loans – Participant loans are not permitted under the Plan.

3. Investments

Under the terms of a trustee agreement with Signet Trust Company (the trustee), the trustee manages the funds on behalf of the Plan. The trustee is required to invest and reinvest in the funds solely in accordance with instructions of the participants.

The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

November 30,	**1997**	1996	1995
Common stock – The Rowe Companies	**$ (241,758)**	$ 711,176	$ (76,920)
Shares of registered investment companies	**602,592**	521,572	582,462
	$ 360,834	$ 1,232,748	$ 505,542

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

November 30,	**1997**	1996
Stable Value Fund II	**$ 7,922,551**	$ 7,943,433
Rowe Furniture Corporation, Common Stock	**894,440**	1,106,816
Vanguard/Wellington Fund, Inc.	**1,614,336**	1,378,820
Vanguard Index TR 500 Portfolio	**2,375,596**	1,789,709
Unitized Equity Investment Fund - Rowe Furniture Corporation	**715,933**	823,886
	$ 13,522,856	$ 13,042,664

4. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated September 6, 1996 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be entitled to their account balance as of termination date.

6. Party-In-Interest Transactions

Certain Plan investments were managed by Signet Trust Company. Signet Trust Company is the Trustee as defined by the Plan, and therefore, those transactions qualify as party-in-interest.

Certain Plan investments are shares of the Company's common stock. These transactions qualify as a party-in-interest.

Rowe Furniture Corporation
Merged Thrift and
Employee Stock Ownership Plan
EIN: 54-0458563
Plan Number: 003
Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Money Market Funds			
*	The Virtus Treasury Money Market Fund II	10,163 units	$ 10,163	$ 10,163
*	Stable Value Fund II	7,922,551 units	7,922,551	7,922,551
	Unitized Investment Fund			
*	Rowe Furniture Corporation	43,801 units	471,183	715,933
	Common Stock			
*	Rowe Furniture Corporation	133,738 shares	202,855	894,440
	Mutual Funds			
	Vanguard/Wellington Fund, Inc.	52,008 units	1,120,052	1,614,336
	Vanguard Index TR 500 Portfolio	26,507 units	1,323,224	2,375,596
	Fidelity Advisor Balanced Fund	1,064 units	19,110	20,455
*	The Virtus Style Manager Fund II	1,037 units	13,715	15,788
			$ 11,082,853	$ 13,569,262

* *Indicates party-in-interest to the Plan as defined by ERISA.*

Rowe Furniture Corporation
Merged Thrift and
Employee Stock Ownership Plan
EIN: 54-0458563
Plan Number: 003
Schedule of Reportable Transactions
Year Ended November 30, 1997

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Category (iii) – series of transactions in excess of 5 percent of Plan assets.						
* Signet Trust Company	Stable Value Fund II	$ 1,054,720	$ -	$ 1,054,720	$ 1,054,720	$ -
* Signet Trust Company	Stable Value Fund II	-	1,075,603	1,075,603	1,075,603	-

** Indicates party-in-interest to the Plan as defined by ERISA.*
There were no category (i), (ii) or (iv) reportable transactions.

BDO

BDO Seidman, LLP
Accountants and Consultants

Piedmont Triad Office
4035 Premier Drive, Suite 300
High Point, North Carolina 27265-8143
Telephone: (336) 883-0181
Fax: (336) 841-8764

Independent Auditors' Report

Rowe Furniture Corporation
Merged Thrift and
Employee Stock Ownership Plan
Elliston, Virginia

We have audited the accompanying statements of net assets available for benefits of the Rowe Furniture Corporation Merged Thrift and Employee Stock Ownership Plan as of November 30, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years ended November 30, 1996, 1995, and 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 1996 and 1995, and the changes in net assets available for benefits for the years ended November 30, 1996, 1995 and 1994 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions at November 30, 1996 and for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 11, 2003

BDO Seidman, LLP

Rowe Furniture Corporation
Merged Thrift and
Employee Stock Ownership Plan
Statements of Net Assets Available for Benefits

November 30,	**1996**	1995
Assets		
Cash	**$ -**	$ 55,509
Investments, at fair value (Notes 2 and 3):		
Money Market Funds	**7,948,721**	7,995,728
Common Stock	**1,106,816**	772,259
Mutual Funds	**3,175,276**	2,660,089
Unitized Investment Fund	**823,886**	598,181
Total investments	**13,054,699**	12,026,257
Investment income receivable	**41,382**	41,955
Net assets available for benefits	**$ 13,096,081**	$ 12,123,721

See accompanying notes to financial statements.

Rowe Furniture Corporation
Merged Thrift and
Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

Year ended November 30,	**1996**	1995	1994
Income (loss) from investments			
Interest	$ **211**	$ 1,093	$ 35,540
Dividends	**613,081**	643,066	480,513
Realized gain (loss) from disposition of investments	**57,142**	(205,460)	2,706,116
Net appreciation in fair value of investments (Note 3)	**1,232,748**	505,542	77,052
Total income from investments	**1,903,182**	944,241	3,299,221
Contributions			
Employer	**211,778**	193,277	177,998
Employees	**423,555**	386,555	355,995
Total contributions	**635,333**	579,832	533,993
Benefits paid to participants	**(1,462,908)**	(1,478,307)	(806,806)
Administrative expenses	**(103,247)**	(102,212)	(67,897)
Transfer from the Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan	**-**	-	184,536
Net increase (decrease) in net assets available for benefits	**972,360**	(56,446)	3,143,047
Net assets available for benefits, beginning of year	**12,123,721**	12,180,167	9,037,120
Net assets available for benefits, end of year	**$13,096,081**	$12,123,721	$12,180,167

See accompanying notes to financial statements.

1. Description of Plan

The following brief description of the Rowe Furniture Corporation Merged Thrift and Employee Stock Ownership Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General – The Plan, which was established effective December 1, 1986 and amended and restated December 1, 1989, is a defined contribution plan covering non-salaried and non-clerical full-time employees of Rowe Furniture Corporation and certain subsidiaries (Company) who have completed at least six months of service. Employees who have met the length of service requirement and who elect to participate in the Plan may do so on June 1 or December 1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions – Participants of the Plan may contribute through payroll deductions in increments of $5.00 up to $50.00 each pay period. The Company will make matching contributions at the discretion of management of up to 50% of the participants' contributions. The matching contribution percentage applicable for the Plan year will be determined and announced prior to the beginning of each Plan year. In addition, at the discretion of management and providing sufficient profits are available, the employer may make a supplemental contribution to the Plan. Contributions are subject to certain limitations.

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options offered through the Plan. Participants may change their investment options at any time.

Participant Accounts – Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.

1. Description of Plan (Continued)

Vesting – All amounts credited to a participant's account are 100% vested and nonforfeitable at all times.

Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or periodic payments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan's investments are stated at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

Participant Loans – Participant loans are not permitted under the Plan.

3. Investments

Under the terms of a trustee agreement with Signet Trust Company (the trustee), the trustee manages the funds on behalf of the Plan. The trustee is required to invest and reinvest in the funds solely in accordance with instructions of the participants.

The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

November 30,	**1996**	1995	1994
Common stock –Rowe Furniture Corporation	$ **711,176**	$ (76,920)	$ 76,185
Shares of registered investment companies	**521,572**	582,462	867
	$1,232,748	$ 505,542	$ 77,052

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

November 30,	**1996**	1995
Stable Value Fund II	$ **7,943,433**	$ 7,988,299
Rowe Furniture Corporation, Common Stock	**1,106,816**	772,259
Vanguard/Wellington Fund, Inc.	**1,378,820**	1,234,684
Vanguard Index TR 500 Portfolio	**1,789,709**	1,425,405
Unitized Equity Investment Fund - Rowe Furniture Corporation	**823,886**	598,181
	$13,042,664	$ 12,018,828

4. Income Tax Status

The Internal Revenue Service has determined and informed the Company that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be entitled to their account balance as of termination date.

6. Party-In-Interest Transactions

Certain Plan investments were managed by Signet Trust Company. Signet Trust Company is the Trustee as defined by the Plan, and therefore, those transactions qualify as party-in-interest.

Certain Plan investments are shares of the Company's common stock. These transactions qualify as a party-in-interest.

Rowe Furniture Corporation
Merged Thrift and
Employee Stock Ownership Plan
EIN: 54-0458563
Plan Number: 003

Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Money Market Funds			
*	The Virtus Treasury Money Market Fund II	5,288 units	$ 5,288	$ 5,288
*	Stable Value Fund II	7,943,433 units	7,943,433	7,943,433
	Unitized Investment Fund			
*	Rowe Furniture Corporation	44,270 units	452,814	823,886
	Common Stock			
*	Rowe Furniture Corporation	142,815 shares	216,520	1,106,816
	Mutual Funds			
	Vanguard/Wellington Fund, Inc.	48,543 units	998,338	1,378,820
	Vanguard Index TR 500 Portfolio	25,069 units	1,146,679	1,789,709
	Fidelity Advisor Balanced Fund	131 units	2,068	2,224
*	The Virtus Style Manager Fund II	368 units	4,111	4,523
			$ 10,769,251	$ 13,054,699

** Indicates party-in-interest to the Plan as defined by ERISA.*

Rowe Furniture Corporation
Merged Thrift and
Employee Stock Ownership Plan
EIN: 54-0458563
Plan Number: 003
Schedule of Reportable Transactions
Year Ended November 30, 1996

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Category (iii) – series of transactions in excess of 5 percent of Plan assets.						
* Signet Trust Company	Stable Value Fund II	$ 1,110,985	$ -	$ 1,110,985	$ 1,110,985	$ -
* Signet Trust Company	Stable Value Fund II	-	1,155,851	1,155,851	1,155,851	-

** Indicates party-in-interest to the Plan as defined by ERISA.*
There were no category (i), (ii) or (iv) reportable transactions.

BDO

BDO Seidman, LLP
Accountants and Consultants

Piedmont Triad Office
4035 Premier Drive, Suite 300
High Point, North Carolina 27265-8143
Telephone: (336) 883-0181
Fax: (336) 841-8764

Independent Auditors' Report

Rowe Furniture Corporation
Merged Thrift and
Employee Stock Ownership Plan
Elliston, Virginia

We have audited the accompanying statements of net assets available for benefits of the Rowe Furniture Corporation Merged Thrift and Employee Stock Ownership Plan as of November 30, 1995 and 1994, and the related statements of changes in net assets available for benefits for the years ended November 30, 1995 and 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of November 30, 1995 and 1994, and the changes in net assets available for benefits for the years ended November 30, 1995 and 1994 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions at November 30, 1995 and for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO Seidman, LLP

June 11, 2003

Rowe Furniture Corporation
Merged Thrift and
Employee Stock Ownership Plan

Statements of Net Assets Available for Benefits

November 30,	**1995**	1994
Assets		
Cash	**$ 55,509**	$ 17,994
Investments, at fair value (Notes 2 and 3):		
Money Market Funds	**7,995,728**	8,470,257
Common Stock	**772,259**	1,629,632
Mutual Funds	**2,660,089**	2,017,650
Unitized Investment Fund	**598,181**	-
Total investments	**12,026,257**	12,117,539
Investment income receivable	**41,955**	44,634
Net assets available for benefits	**$ 12,123,721**	$ 12,180,167

See accompanying notes to financial statements.

Rowe Furniture Corporation
Merged Thrift and
Employee Stock Ownership Plan

Statements of Changes in Net Assets Available for Benefits

Year ended November 30,	**1995**	1994
Income (loss) from investments		
Interest	$ **1,093**	$ 35,540
Dividends	**643,066**	480,513
Realized gain (loss) from disposition of investments	**(205,460)**	2,706,116
Net appreciation in fair value of investments (Note 3)	**505,542**	77,052
Total income from investments	**944,241**	3,299,221
Contributions		
Employer	**193,277**	177,998
Employees	**386,555**	355,995
Total contributions	**579,832**	533,993
Benefit payments	**(1,478,307)**	(806,806)
Administrative expenses	**(102,212)**	(67,897)
Transfer from the Rowe Furniture Corporation Merged 401(k) and Employee Stock Ownership Plan	**-**	184,536
Net (decrease) increase in net assets available for benefits	**(56,446)**	3,143,047
Net assets available for benefits, beginning of year	**12,180,167**	9,037,120
Net assets available for benefits, end of year	**$12,123,721**	$12,180,167

See accompanying notes to financial statements.

1. Description of Plan

The following brief description of the Rowe Furniture Corporation Merged Thrift and Employee Stock Ownership Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General – The Plan, which was established effective December 1, 1986 and amended and restated December 1, 1989, is a defined contribution plan covering non-salaried and non-clerical full-time employees of Rowe Furniture Corporation and certain subsidiaries (Company) who have completed at least six months of service. Employees who have met the length of service requirement and who elect to participate in the Plan may do so on June 1 or December 1. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions – Participants of the Plan may contribute through payroll deductions in increments of $5.00 up to $50.00 each pay period. The Company will make matching contributions at the discretion of management of up to 50% of the participants' contributions. The matching contribution percentage applicable for the Plan year will be determined and announced prior to the beginning of each Plan year. In addition, at the discretion of management and providing sufficient profits are available, the employer may make a supplemental contribution to the Plan. Contributions are subject to certain limitations.

Upon enrollment in the Plan, a participant may direct employee contributions in any of the investment options offered through the Plan. Participants may change their investment options at any time.

Participant Accounts – Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined.

1. Description of Plan (Continued)

Vesting – All amounts credited to a participant's account are 100% vested and nonforfeitable at all times.

Payment of Benefits – On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or periodic payments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

2. Summary of Significant Accounting Policies

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition – The Plan's investments are stated at quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits – Benefits are recorded when paid.

Participant Loans – Participant loans are not permitted under the Plan.

3. Investments

Under the terms of a trustee agreement with Signet Trust Company (the trustee), the trustee manages the funds on behalf of the Plan. The trustee is required to invest and reinvest in the funds solely in accordance with instructions of the participants.

The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

November 30,	**1995**	1994
Common stock – Rowe Furniture Corporation	**$ (76,920)**	$ 76,185
Shares of registered investment companies	**582,462**	867
	$ 505,542	$ 77,052

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

November 30,	**1995**
Stable Value Fund II	**$ 7,988,299**
Rowe Furniture Corporation, Common Stock	**772,259**
Vanguard/Wellington Fund, Inc.	**1,234,684**
Vanguard Index TR 500 Portfolio	**1,425,405**
Unitized Equity Investment Fund - Rowe Furniture Corporation	**598,181**
	$ 12,018,828

4. Income Tax Status

The Internal Revenue Service has determined and informed the Company that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will be entitled to their account balance as of termination date.

6. Party-In-Interest Transactions

Certain Plan investments were managed by Signet Trust Company. Signet Trust Company is the Trustee as defined by the Plan, and therefore, those transactions qualify as party-in-interest.

Certain Plan investments are shares of the Company's common stock. These transactions qualify as a party-in-interest.

Rowe Furniture Corporation
Merged Thrift and
Employee Stock Ownership Plan
EIN: 54-0458563
Plan Number: 003

Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of Issue, Borrower, Lessor of Similar Party	(c) Description of Investment (including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value)	(d) Cost	(e) Current Value
	Money Market Funds			
*	The Medalist Money Market Fund	86 units	$ 86	$ 86
*	The Virtus Treasury Money Market Fund II	7,343 units	7,343	7,343
*	Stable Value Fund II	7,988,299 units	7,988,299	7,988,299
	Unitized Investment Fund			
*	Rowe Furniture Corporation	50,919 units	509,354	598,181
	Common Stock			
*	Rowe Furniture Corporation	158,412 shares	240,251	772,259
	Mutual Funds			
	Vanguard/Wellington Fund, Inc.	50,252 units	997,894	1,234,684
	Vanguard Index TR 500 Portfolio	24,924 units	1,079,791	1,425,405
			$ 10,823,018	$ 12,026,257

* *Indicates party-in-interest to the Plan as defined by ERISA.*

Rowe Furniture Corporation
Merged Thrift and
Employee Stock Ownership Plan
EIN: 54-0458563
Plan Number: 003
Schedule of Reportable Transactions
Year Ended November 30, 1995

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain or (Loss)
Category (iii) – series of transactions in excess of 5 percent of Plan assets.						
* Signet Trust Company	Stable Value Fund II	$ 968,337	$ -	$ 968,337	$ 968,337	$ -
* Signet Trust Company	Stable Value Fund II	-	1,436,759	1,436,759	1,436,759	-

** Indicates party-in-interest to the Plan as defined by ERISA.*
There were no category (i), (ii) or (iv) reportable transactions.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/ROWE FURNITURE DIVISION THRIFT PLAN
Registrant

Date: 9/2/03

Gerald M. Birnbach
Plan Administrator

Date: _______

Gene S. Morphis
Plan Administrator

Date: _______

Timothy J. Fortune
Plan Administrator

Date: _______

Garry W. Angle
Plan Administrator

Date: _______

Lawrence A. Martinelli
Plan Administrator

Date: _______

Deborah C. Jacks
Plan Administrator

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/ROWE FURNITURE DIVISION THRIFT PLAN
Registrant

Date: ________

____
Gerald M. Birnbach
Plan Administrator

Date: 9/2/03

____
Gene S. Morphis
Plan Administrator

Date: ________

____
Timothy J. Fortune
Plan Administrator

Date: ________

____
Garry W. Angle
Plan Administrator

Date: ________

____
Lawrence A. Martinelli
Plan Administrator

Date: ________

____
Deborah C. Jacks
Plan Administrator

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/ROWE FURNITURE DIVISION THRIFT PLAN
Registrant

Date: _______

____
Gerald M. Birnbach
Plan Administrator

Date: _______

____
Gene S. Morphis
Plan Administrator

Date: 9/2/03

____
Timothy J. Fortune
Plan Administrator

Date: 9/2/03

____
Garry W. Angle
Plan Administrator

Date: _______

____
Lawrence A. Martinelli
Plan Administrator

Date: 9/2/03

____
Deborah C. Jacks
Plan Administrator

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ROWE COMPANIES/ROWE FURNITURE DIVISION THRIFT PLAN
Registrant

Date: _______

____
Gerald M. Birnbach
Plan Administrator

Date: _______

____
Gene S. Morphis
Plan Administrator

Date: _______

____
Timothy J. Fortune
Plan Administrator

Date: _______

____
Garry W. Angle
Plan Administrator

Date: 9/2/03

____
Lawrence A. Martinelli
Plan Administrator

Date: _______

____
Deborah C. Jacks
Plan Administrator

EXHIBITS

(a) Exhibits

23	Consent of Independent Auditors
32.1	Certification pursuant to 18 U.S.C. Section 1350 – Chief Executive Officer
32.2	Certification pursuant to 18 U.S.C. Section 1350 – Chief Financial Officer

Exhibit 23

CONSENT OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS

The Rowe Companies
McLean, Virginia

We hereby consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-77766) pertaining to the The Rowe Companies/Rowe Furniture Division Thrift Plan of our report dated June 11, 2003, with respect to the financial statements and schedules of the The Rowe Companies/Rowe Furniture Division Thrift Plan included in this Annual Report (Form11-K/A) for the fiscal years ended November 30, 2000, 1999, 1998, 1997, 1996, 1995 and 1994.

We also consent to the incorporation by reference in this Registration Statement our report dated July 16, 2002, with respect to the financial statements and schedules of The Rowe Companies/Rowe Furniture Division Thrift Plan for the fiscal years ended November 30, 2001, 2000 and 1999.

BDO Seidman, LLP

High Point, North Carolina
September 2, 2003

BDO Seidman, LLP

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the amended Annual Report of The Rowe Companies/Rowe Furniture Thrift Plan (the "Plan") on Form 11-K/A for the plan year ended November 30, 2001 (the "Report"), I, Gerald M. Birnbach, Chief Executive Officer of The Rowe Companies (the "Company"), certify in my capacity as an officer of the Company, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 15 (d) of the Securities Exchange Act of 1934 and;

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan, as of the dates and for the periods presented in the financial statements of the Plan included in the Report.

September 2, 2003

Gerald M. Birnbach
Chief Executive Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the amended Annual Report of The Rowe Companies/Rowe Furniture Thrift Plan (the "Plan") on Form 11-K/A for the plan year ended November 30, 2001 (the "Report"), I, Gene S. Morphis, Chief Financial Officer of The Rowe Companies (the "Company"), certify in my capacity as an officer of the Company, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 15 (d) of the Securities Exchange Act of 1934 and;

(2) The information contained in the Report fairly presents, in all material respects, the net assets available for benefits and changes in net assets available for benefits of the Plan, as of the dates and for the periods presented in the financial statements of the Plan included in the Report.

September 2, 2003

Gene S. Morphis
Chief Financial Officer